UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]
Form N-SAR [ ] for period ended: December 31, 1998.

[   ]    Transition Report on Form 10-K

[   ]    Transition Report on Form 20-F

[   ]    Transition Report on Form 11-K

[   ]    Transition Report on Form 10-Q

[   ]    Transition Report on Form N-SAR
         For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





PART I -- REGISTRANT INFORMATION

         Full Name of Registrant:  Encore Computer Corporation

         Former Name if Applicable:

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         Address of Principal Executive Office (Street and Number)

         7786 Wiles Road
         Coral Springs, Florida   33067




PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.



PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

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On December 31, 1998, the sale of substantially all of the assets associated with the real-time business to Gores Technology Group was completed. We are currently in the process of reconciling the full balance owed under the Management Agreement in accordance with the Reconciliation agreement and hope to complete the process prior to filing the 10K.



PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

Linda J. Matthews                           954                  757-0166
    (Name)                                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



ENCORE COMPUTER CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date:   April 1, 1999
                                                    By: MICHAEL C. VEYSEY
                                                    Michael C. Veysey,
                                                    President


                                                    By:  THOMAS N. RICH
                                                    Thomas N. Rich,
                                                    Treasurer

ENCORE COMPUTER CORPORATION
Attachment  per Instructions to Part IV(3)


Comparison of 1998 and 1997

Net sales for 1998 were $20,435,000 compared to net sales for 1997 of $29,486,000, a decrease of $9,051,000 or 31%. 1998 equipment sales decreased 42% to $8,263,000 when compared to $14,163,000 in 1997. 1998 equipment sales were entirely derived from real-time products while 1997 equipment sales included $4,764,000 in storage product revenue. Therefore, 1998 real-time equipment sales decreased by $1,136,000 or 12% from $9,399,000 in 1997. The decrease in real-time equipment sales is primarily due to a lack of new product development and reliance by the Company on modifications to existing products nearing the end of the life-cycles. Real-time equipment sales as a percentage of total net sales were 40% in 1998. In 1997 real-time equipment sales were 38% of reported net sales less storage product equipment sales. International equipment sales decreased 64% to $1,933,000 in 1998. In 1997 international storage product sales were $440,000 while there were no international storage product sales in 1998.

Service revenues for 1998 were $12,172,000, a decrease of $3,151,000 or 21% from service revenues of $15,323,000 in 1997. Continued declining service

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revenues reflect the effect on the service business of: (i) the Company's prolonged decline in equipment sales, (ii) the price competitiveness of the marketplace and (iii) the completion of long running government programs and subsequent deinstallation of systems. Service revenues as a percentage of net sales for 1998 and 1997 were 60% and 52%, respectively. International and domestic real-time service sales were $5,070,000 and $7,102,000, respectively, for 1998, down 24% and 15%, respectively, from 1997 international real-time service sales of $9,357,000 and domestic real-time service sales of $5,966,000.

During 1998 one of the Company's customers accounted for approximately 16% of its sales. During 1997, the Company had not been dependent upon any one customer for a material part of its business with no single customer accounting for more than 10% of its sales. However, sales to various U.S. government agencies have represented approximately 40% and 21% of net sales in 1998 and 1997, respectively. For the real-time business, the respective percentages were 100% and 84% of total government sales in 1998 and 1997. The Company recognizes that reductions in current levels of U.S. government agency spending on computers and computer related services could adversely affect its traditional sources of revenue.

Total cost of sales decreased in 1998 to $12,738,000 from $37,332,000 in 1997. Cost of storage product net sales were $18,708,000 in 1997 compared to $0 in 1998. The decline in real-time net cost of sales in 1998 was $5,886,000 or 32% from $18,624,000 in 1997. Cost of real-time equipment sales decreased from $8,668,000 in 1997 to $4,492,000 in 1998, or 48%. Reduced equipment cost of sales are attributed to the significant reduction in capacity variances as a result of consolidating manufacturing in Ft. Lauderdale from the Company's Melbourne, Florida manufacturing facility which was highly underutilized and sold to Sun in November, 1997, as well as lower product volumes. Real-time product gross margins increased to 46% of product sales from 8% in 1997 as a result of these reduced costs.

Cost of service sales decreased from $15,921,000 in 1997 to $8,246,000 in 1998. In 1997, the Company invested $5,965,000 in various programs and infrastructure to support the storage product. Real-time service cost of sales decreased $1,710,000 or 17% from $9,956,000 in 1997. This decrease is a result of lower service sales. Real-time gross margins decreased to 32% in 1998 when compared to 35% in 1997.

Research and development expenses in 1998 were $1,213,000 compared to $23,953,000 in 1997. This decrease is a direct result of Sun hiring or contracting 68% of the total existing research and development personnel at

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November 24, 1997, the Board of Directors decision not to pursue development of clustering technology in the Windows NT environment and the subsequent consolidation of technical resources into a shared organization responsible for manufacturing support as well as pre/post sales support. Research and development expenses as a percentage of net sales decreased from 81% in 1997 to 6% in 1998.

Sales, general and administrative expenses in 1998 were $8,489,000 compared to $27,044,000 in 1997. Sun hired 65 storage product sales and marketing personnel or 45% of the Company's existing sales and marketing employees at November 24, 1997. Subsequently, the Company downsized the real-time sales and marketing and administrative functions to levels more in line with future sales expectations. As a result, SG&A expenses as a percentage of net sales decreased from 92% in 1997 to 42% in 1998.

In the fourth quarter of 1997, in conjunction with the Sun Transaction and subsequent reorganization, the Company recorded a termination charge of $17,685,000 related to: (i) severance and benefit pay of $6,323,000 as a result of a 542 person reduction in workforce, including severance for employees contracted by Sun, as the Company agreed to pay the difference between the completion bonus offered to contractors by Sun at the end of their contract and the amount of severance they were entitled to had they been terminated by the Company, (ii) $4,722,000 of retention payments pursuant to agreements between the Company and each of approximately 49 employees, (iii) $1,000,000 of incentive bonuses to certain key employees, (iv) $3,390,000 relating to the termination of European facility and automobile leases, and $350,000 relating to a domestic equipment lease, (v) an estimated $500,000 for leasehold improvements to be made at the Company's Fort Lauderdale facility which is leased from Sun,
(vi) $1,150,000 in estimated legal and other fees associated with the Sun Transaction, and (vii) $250,000 accrued for legal fees in connection with the shareholders suit. (See Item 3 Legal Proceedings). Termination charges relating to the Sun Transaction amounting to $1,656,000 were reversed in the fourth quarter of 1998, as original estimates were revised.

In the first quarter of 1998, the Company recorded a termination charge of $743,500 related to severance and benefit pay as a result of a 13 person reduction in workforce associated with the Board of Directors decision not to pursue the NT opportunity.

In December 1998, in conjunction with the Gores Transaction and anticipated liquidation, subject to shareholder's approval, the Company recorded a charge for estimated liquidation costs of $5,531,000 related to: (i)

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severance and benefit pay of $1,211,000 as a result of a 7 person reduction in workforce, (ii) $300,000 of retention payments pursuant to agreements between the Company and each of approximately 16 employees, (iii) $1,824,000 in estimated costs for professional services related to the Company's winddown,
(iv) $500,000 of estimated international taxes which may be required to be paid to remit cash in Europe to the United States, (v) $481,000 in accrued interest through July 31, 1999 on the $9,692,000 due to Gould, (vi) $516,000 of additional accounts receivable reserves and additional accrued expenses, and
(vii) $699,000 of miscellaneous costs related to shutdown of various facilities including real estate and other taxes.

Interest expense decreased to $374,000 in 1998 from $6,218,000 in 1997 as a result of the Company's payment to Gould in conjunction with the Sun Transaction. The 1998 interest expense relates to interest payable to Gould based on the $9,692,000 owed to Gould as a result of Sun's set-off in the second payment.

Provision for income taxes decreased $2,216,000 in 1998 from 1997 as a result of the reversal of an overestimate of the alternative minimum tax to be paid in connection with the 1997 profit from the Sun Transaction, offset by taxes payable by foreign subsidiaries.